SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 15, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)
Enclosed:
Financial Statements and MD&A to March 31, 2009

FIRST QUARTER REPORT
MARCH 31, 2009

ITEM 1. Financial Statements

Unaudited Consolidated Balance Sheets as at March 31, 2009 and December 31, 2008

Unaudited Interim Consolidated Statements of Operations for the Three Month Periods ended March 31, 2009 and 2008

Unaudited Interim Consolidated Statement of Shareholders’ Equity for the Three Month Period ended March 31, 2009

Unaudited Interim Consolidated Statements of Cash Flows for the Three Month Periods ended March 31, 2009 and 2008

Notes to the Unaudited Interim Consolidated Financial Statements

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

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IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)
(Unaudited)

	March 31,	December 31,
	2009	2008
		(Note 1 (c))

ASSETS

CURRENT
Cash and cash equivalents (Note 4)	$327,120	$384,110
Accounts receivable	56,912	47,520
Inventories	18,006	16,136
Prepaid expenses	11,572	11,160
Other current assets	144	144

TOTAL CURRENT ASSETS	413,754	459,070

LONG-TERM INVESTMENTS (Note 5)	61,481	55,945
OTHER LONG-TERM INVESTMENTS (Note 6)	20,571	22,301
PROPERTY, PLANT AND EQUIPMENT	203,064	199,281
OTHER ASSETS	5,535	5,605

TOTAL ASSETS	$704,405	$742,202

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$37,529	$41,103
Amounts due under credit facilities (Note 7)	15,801	15,963

TOTAL CURRENT LIABILITIES	53,330	57,066

CONVERTIBLE CREDIT FACILITY (Note 8)	357,439	349,128
DERIVATIVE CONTRACT (Note 9)	—	5,320
DEFERRED INCOME TAXES	9,481	9,512
ASSET RETIREMENT OBLIGATIONS	3,801	3,922

TOTAL LIABILITIES	424,051	424,948

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 10)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding 378,089,424 (2008 — 378,046,013) common shares	1,485,975	1,485,864
SHARE PURCHASE WARRANTS AND SHARE ISSUANCE COMMITMENT (Note 10 (b) and (c))	32,560	32,560
BENEFICIAL CONVERSION FEATURE (Note 8)	28,883	28,883
ADDITIONAL PAID-IN CAPITAL	303,637	293,485
ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 11)	(19,144)	(24,222)
DEFICIT	(1,576,057)	(1,520,008)

TOTAL IVANHOE MINES LTD. SHAREHOLDERS’ EQUITY	255,854	296,562

NONCONTROLLING INTERESTS (Note 12)	24,500	20,692

TOTAL SHAREHOLDERS’ EQUITY	280,354	317,254

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$704,405	$742,202

APPROVED BY THE BOARD:

/s/ D. Korbin	/s/ K. Thygesen
D. Korbin, Director	K. Thygesen, Director
The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)
(Unaudited)

	Three months ended March 31,
	2009	2008

REVENUE	$3,541	$—
COST OF SALES
Production and delivery	(2,796)	—
Depreciation and depletion	(418)	—

COST OF SALES	(3,214)	—

EXPENSES
Exploration (Note 2 and 10 (a))	(37,427)	(57,297)
General and administrative (Note 10 (a))	(7,768)	(6,799)
Depreciation	(866)	(1,293)
Mining property care and maintenance	—	(1,725)
Accretion of convertible credit facility (Note 8)	(3,434)	(1,588)
Accretion of asset retirement obligations	(31)	(167)

TOTAL EXPENSES	(52,740)	(68,869)

OPERATING LOSS	(49,199)	(68,869)

OTHER INCOME (EXPENSES)
Interest income	752	2,910
Interest expense	(4,753)	(3,647)
Foreign exchange losses	(9,278)	(1,340)
Listing fees — SouthGobi	(235)	—
Unrealized loss on other long-term investments (Note 6)	(1,189)	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(63,902)	(70,946)
Provision for income taxes	(103)	(29)
Share of loss of significantly influenced investees (Note 5)	(4,778)	(100)

NET LOSS FROM CONTINUING OPERATIONS	(68,783)	(71,075)
INCOME FROM DISCONTINUED OPERATIONS (Note 3)	10,698	5,971

NET LOSS	(58,085)	(65,104)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 12)	2,036	1,476

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(56,049)	$(63,628)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO IVANHOE MINES FROM
CONTINUING OPERATIONS	$(0.18)	$(0.19)
DISCONTINUED OPERATIONS	0.03	0.02

	$(0.15)	$(0.17)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	378,089	375,097

The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

			Share Purchase			Accumulated
	Share Capital		Warrants and	Beneficial	Additional	Other
	Number		Share Issuance	Conversion	Paid-In	Comprehensive	Noncontrolling
	of Shares	Amount	Commitment	Feature	Capital	(Loss) Income	Interest	Deficit	Total

Balances, December 31, 2008	378,046,013	$1,485,864	$32,560	$28,883	$293,485	$(24,222)	$20,692	$(1,520,008)	$317,254
Net loss	—	—	—	—	—	—	—	(56,049)	(56,049)
Other comprehensive income (Note 11)	—	—	—	—	—	5,078	—	—	5,078

Comprehensive loss									(50,971)

Shares issued for:
Share purchase plan	43,411	111	—	—	—	—	—	—	111
Movement in noncontrolling interest (Note 12)	—	—	—	—	—	—	3,808	—	3,808
Dilution losses	—	—	—	—	(524)	—	—	—	(524)
Stock compensation charged to operations	—	—	—	—	10,676	—	—	—	10,676

Balances, March 31, 2009	378,089,424	$1,485,975	$32,560	$28,883	$303,637	$(19,144)	$24,500	$(1,576,057)	$280,354

The accompanying notes are an integral part of these consolidated financial statements.

5

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31,
	2009	2008

OPERATING ACTIVITIES
Cash used in operating activities (Note 13)	$(39,206)	$(89,848)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	—	18,000
Purchase of long-term investments	(4,492)	(473)
Expenditures on property, plant and equipment	(6,308)	(41,715)
Expenditures on other assets	—	(1,049)
Other	—	(4)

Cash used in investing activities	(10,800)	(25,241)

FINANCING ACTIVITIES
Proceeds from convertible credit facility (Note 8)	—	100,000
Issue of share capital	111	431
Noncontrolling interests’ investment in subsidiaries	222	113,644

Cash provided by financing activities	333	214,075

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(7,317)	(756)

NET CASH (OUTFLOW) INFLOW	(56,990)	98,230
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	384,110	145,694

CASH AND CASH EQUIVALENTS, END OF PERIOD	$327,120	$243,924

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$27,000	$95,597
Short-term money market instruments	300,120	148,327

	$327,120	$243,924

Supplementary cash flow information (Note 13)
The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation
These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2008.
Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2008.
In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at March 31, 2009 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2009, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form.
The Company operates two reportable segments, being its coal division located in Mongolia and Indonesia, and its exploration and development division with projects located primarily in Mongolia and Australia.
References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.
(b)	Basis of presentation
For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.
(c)	Accounting changes
•
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards pertaining to (i) the nature and classification of the noncontrolling interest in the Consolidated Statement of Financial Position, (ii) attributing net income and comprehensive income to the parent and the noncontrolling interest, (iii) changes in a parent’s ownership interest in a subsidiary, and (iv) deconsolidation of a subsidiary. For presentation and disclosure purposes, SFAS 160 requires noncontrolling interests to be classified as a separate component of shareholders’ equity.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Accounting changes (Continued)
The Company adopted the provisions of SFAS 160 on January 1, 2009. Except for presentation changes, the adoption of SFAS 160 had no impact on the Company’s consolidated financial position, results of operations or cash flows.
•
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. SFAS 141(R) promotes greater use of fair values in financial reporting. Some of the changes will introduce more volatility into earnings. SFAS 141(R) was effective for the Company’s fiscal year beginning on January 1, 2009. The adoption of SFAS 141(R) had no impact on the Company’s consolidated financial position or results of operations.

•
In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 provides guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares, and accounting for a change in an investment from the equity method to the cost method. EITF 08-6 was effective for the Company’s fiscal year beginning on January 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company’s consolidated financial position or results of operations.

•
In October 2008, the Emerging Issues Task Force reached a consensus on EITF 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary” (“EITF 08-8”). EITF 08-8 was effective for the Company’s fiscal year beginning on January 1, 2009 and is discussed in greater detail in Note 9.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Accounting changes (Continued)
•
In May 2008, the FASB issued FASB Staff Position (“FSP”) No. APB 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14-1. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 was effective for the Company’s fiscal year beginning on January 1, 2009 and has been applied retrospectively to all periods presented. The adoption of FSP APB 14-1 had no impact on the Company’s consolidated financial position or results of operations.

(d)	Recent accounting pronouncements
•
In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which provides additional guidance on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate when a transaction is not orderly. FSP No. FAS 157-4 is effective for interim and annual reporting periods ending on or after June 15, 2009, and shall be applied prospectively. The Company is currently assessing the impact that FSP No. FAS 157-4 may have on its financial position, results of operations, and cash flows.

2.	EXPLORATION EXPENSES

Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized. Included in exploration costs are engineering and development costs associated with the Company’s Oyu Tolgoi Project located in Mongolia. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement with the Government of Mongolia is finalized.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	EXPLORATION EXPENSES (Continued)

Ivanhoe Mines incurred exploration and development costs as follows:

	Three months ended March 31,
	2009	2008

Mongolia
Oyu Tolgoi	$22,611	$36,982
Coal Division	4,115	3,561
Other Mongolia Exploration	159	3,511

	26,885	44,054
Australia	6,081	9,502
Indonesia	4,039	3,059
Other	422	682

	$37,427	$57,297

3.	DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the “Project”) in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

On April 1, 2009 Ivanhoe Mines received $37.0 million of the fourth annual contingent payment, with the remaining $1.7 million expected to be received during the second quarter of 2009. This payment of $38.7 million includes $10.7 million in contingent income recognized in the first quarter of 2009.

To date, Ivanhoe Mines has received $136.2 million in proceeds from the sale of the Project.
4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents at March 31, 2009 included SouthGobi Energy Resources Ltd.’s (Canada) (80.1% owned) (“SouthGobi”) balance of $3.4 million (December 31, 2008 — $10.3 million) and Ivanhoe Australia Ltd.’s (Australia) (83.0% owned) (“Ivanhoe Australia”) balance of $34.8 million (December 31, 2008 — $40.5 million), which were not available for Ivanhoe Mines’ general corporate purposes.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS

	March 31,	December 31,
	2009	2008

Investments in Companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$30,865	$31,290
Exco Resources N.L. (b)	6,558	6,785
Investments “available for sale” (c)	24,058	17,870

	$61,481	$55,945

(a)
On October 3, 2008, Ivanhoe Mines closed an agreement with several strategic partners whereby Altynalmas Gold Ltd. (“Altynalmas”) issued shares to acquire a 100% participating interest in BMV and a 100% participating interest in Intergold Capital LLP (“IGC”). Both IGC and BMV are limited liability partnerships established under the laws of Kazakhstan that are engaged in the exploration and development of minerals in Kazakhstan. As a result of this transaction, Ivanhoe Mines’ investment in Altynalmas was diluted to 49%. Ivanhoe Mines ceased consolidating Altynalmas on October 3, 2008 and commenced equity accounting for its investment.

	March 31,	December 31,
	2009	2008

Amount due from Altynalmas	$62,116	$57,997
Carrying amount of equity method investment	(31,251)	(26,707)

Net investment in Altynalmas	$30,865	$31,290

(b)	During the three month period ended March 31, 2009, Ivanhoe Mines acquired 1.8 million shares of Exco Resources N.L. (“Exco”) at a cost of $113,000 (Aud$169,000).
Also during the three month period ended March 31, 2009, Ivanhoe Mines recorded a $234,000 (2008 — nil) equity loss on its investment in Exco.
At March 31, 2009, the market value of Ivanhoe Mines’ 20.6% investment in Exco was $3,476,000 (Aud$5,028,000).

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS (Continued)
(c)	Investments “available for sale”

	March 31, 2009				December 31, 2008
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain (Loss)	Value	Interest	Basis	Gain	Value

Entrée Gold Inc.	14.6%	$19,957	$(2,765)	$17,192	14.6%	$19,957	$(8,635)	$11,322
Jinshan Gold Mines Inc.	0.9%	554	172	726	0.9%	554	—	554
Intec Ltd.	6.1%	521	20	541	6.1%	521	—	521
GoviEx Gold Inc.	1.5%	1,043	—	1,043	1.5%	1,043	—	1,043
Ivanhoe Nickel & Platinum Ltd. (i)	2.3%	4,490	—	4,490	1.9%	4,370	—	4,370
Other	—	60	6	66	—	60	—	60

		$26,625	$(2,567)	$24,058		$26,505	$(8,635)	$17,870

(i)
During the three month period ended March 31, 2009, Ivanhoe Mines acquired 200,000 common shares of Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”) at a cost of $120,000. As at March 31, 2009, Ivanhoe Mines held a 7.0% equity interest in Ivanplats on a fully diluted basis.

6.	OTHER LONG-TERM INVESTMENTS

As at December 31, 2008, the Company held $60.2 million principal amount of non-bank-sponsored Asset-Backed Commercial Paper (Montreal Proposal ABCP) which was recorded at a fair value of $22.3 million. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Restructuring Committee (the Committee) under the Companies’ Creditors Arrangement for the restructuring of the Montreal Proposal ABCP.

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received $60.2 million of long-term investments (the Long-Term Notes) consisting of:
•	$22.7 million of MAV2 Class A-1 Notes;
•	$22.7 million of MAV2 Class A-2 Notes;
•	$4.1 million of MAV2 Class B Notes;
•	$1.5 million of MAV2 Class C Notes;
•	$1.3 million of MAV2 IA Class 1 Notes;
•	$1.0 million of MAV2 IA Class 2 Notes;
•	$0.9 million of MAV2 IA Class 3 Notes;
•	$1.2 million of MAV2 IA Class 13 Notes;
•	$1.6 million of MAV3 TA Class 14 Notes; and
•	$3.2 million of MAV3 TA Class 25 Notes.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)

As at March 31, 2009, the Company held $58.6 million of the Long-Term Notes. The decrease from December 2008 in principal of $1.6 million was due to the weakening of the Canadian dollar. There are currently no market quotations available for Long-Term Notes. The Company has designated the notes as held-for-trading. The notes are recorded at fair value with unrealized holding gains and losses included in earnings.

There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company has used a discounted cash flow approach to value the Long-Term Notes at March 31, 2009 incorporating the following assumptions:

Bankers Acceptance Rate:	0.52%
Discount Rates:	9% to 25%
Maturity Dates:	7.7 years
Expected Return of Principal:
A-1 Notes	100%
A-2 Notes	100%
B Notes	10%
C Notes	0%
IA Notes	0%
TA Notes	100%

Based on the discounted cash flow model as at March 31, 2009, the fair value of the Company’s Long-Term Notes was estimated at $20.6 million. As a result of this valuation, the Company recorded an unrealized trading loss of $1.2 million in the first quarter of 2009.

Continuing uncertainties regarding the value of the assets that underlie the notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the long-term notes by approximately $1.4 million.

7.	AMOUNTS DUE UNDER CREDIT FACILITIES

In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain of the ABCP products (Note 6).

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	CONVERTIBLE CREDIT FACILITY

	March 31,	December 31,
	2009	2008

Principal amount of convertible credit facility	$350,000	$350,000
Accrued interest	28,972	24,165

	378,972	374,165
(Deduct) add
Beneficial conversion feature	(28,883)	(28,883)
Share purchase warrants	(9,403)	(9,403)
Accretion of discount	16,753	13,249

	$357,439	$349,128

In September 2007, Rio Tinto provided Ivanhoe Mines with a $350.0 million convertible credit facility to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement between Ivanhoe Mines and the Government of Mongolia. In October 2007, Ivanhoe Mines made an initial draw against the credit facility of $150.0 million. A second draw of $100.0 million was made in January 2008. The final draw on the credit facility of $100.0 million was made in April 2008.
The proceeds of the credit facility were used to ensure that long-lead-time orders for the manufacture of mining equipment such as trucks, tires, electric motors and ball mills, and development work at Oyu Tolgoi, remained on schedule pending a satisfactory conclusion of an Investment Agreement with the Mongolian Government.
Amounts advanced under the credit facility bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate plus 3.3%, and mature on September 12, 2010. The outstanding principal amount and up to $108.0 million in interest are convertible into a maximum of 45.8 million common shares of Ivanhoe Mines at a price of US$10.00 per share and will be automatically converted into common shares upon maturity.
As part of the credit facility transaction, Rio Tinto also received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of US$10.00 per share for a period of five years (Note 10 (c)). These warrants may be exercised on a basis proportionate to the amount of funds drawn down by Ivanhoe Mines under the credit facility, plus interest.
Amounts drawn on the credit facility are allocated to the convertible credit facility liability and incremental exercisable share purchase warrants based on their respective fair values at the time of the draw. The existence of a beneficial conversion feature is then assessed using an effective conversion price based on the proceeds allocated to the convertible credit facility liability in accordance with EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	CONVERTIBLE CREDIT FACILITY (Continued)
Allocating proceeds to share purchase warrants and, if necessary, a beneficial conversion feature results in discounts on the convertible credit facility liability. These discounts are recognized as accretion expense over the life of the credit facility using the effective interest rate method. Any unamortized balance of the beneficial conversion feature discount will be expensed immediately upon conversion of the credit facility.
The accounting treatment for paid-in-kind interest is the same as that described above for amounts drawn on the credit facility.
During the three months ended March 31, 2009, Ivanhoe Mines capitalized $0.1 million of interest expense and $0.1 million of accretion expense incurred on the convertible credit facility.
9.	DERIVATIVE CONTRACT
In November 2008, Ivanhoe Mines entered into a Share Purchase Agreement with a third party (the “Transferor”) to acquire two million shares of SouthGobi for an initial payment of $7.0 million. Contemporaneously, Ivanhoe Mines entered into an Option Agreement which provides the Transferor with the option to acquire up to two million SouthGobi shares from Ivanhoe Mines at any time on or before the third anniversary of the agreements at an escalating price agreed upon in the Option Agreement.
At the time of entering into the contract, the Option Agreement was considered a freestanding contract indexed to the stock of a consolidated subsidiary and was initially recorded as a liability at fair value and subsequently marked to fair value through earnings in accordance with EITF 00-6, “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary”.
The fair value of the option was determined using a Black-Scholes option pricing model, using the following assumptions at December 31, 2008:

Risk-free interest rate	1.05%
Expected life	1.4 years
Expected volatility	84%
Expected dividends	$Nil
EITF 08-8 states that a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is not precluded from qualifying for the first part of the scope exception in paragraph 11(a) of FAS 133, “Accounting for Derivative Instruments and Hedging Activities” or from being within the scope of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.
The adoption of EITF 08-8 resulted in the reclassification of the fair value of the derivative contract to noncontrolling interest on January 1, 2009 (Note 12) and any subsequent changes to the fair value of the derivative contract will no longer be recorded through earnings.

15

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	SHARE CAPITAL
(a)	Equity Incentive Plan
Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three months ended March 31,
	2009	2008

Exploration	$6,847	$2,246
General and administrative	3,829	3,379

	$10,676	$5,625

Stock-based compensation charged to operations was incurred by Ivanhoe Mines as follows:

	Three months ended March 31,
	2009	2008

Ivanhoe Mines Ltd. (i)	$7,113	$4,525
SouthGobi Energy Resources Ltd.	2,195	1,100
Ivanhoe Australia Ltd.	1,368	—

	$10,676	$5,625

(i)
During the three months ended March 31, 2009, no options were exercised, 5,638,200 options were cancelled and 850,000 options were granted. These granted options have a weighted average exercise price of Cdn$3.55, lives of five to seven years, and vest over periods ranging from one to four years. The weighted average grant-date fair value of stock options granted during the three months ended March 31, 2009 was Cdn$1.91. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on an average expected option life of 3.7 years, a risk-free interest rate of 2.08%, an expected volatility of 70%, and a dividend yield of nil%. Stock-based compensation for the cancelled options of $5.2 million was charged to operations in full upon cancellation.

(b)	Rio Tinto Placement
Under the terms of the Rio Tinto Agreement, Rio Tinto is committed to take up the second tranche of the private placement following the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines and Rio Tinto. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of approximately 46.3 million shares at a subscription price of $8.38 per share, for proceeds totalling $388.0 million.

16

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placement (Continued)
The following share purchase warrants granted to Rio Tinto during 2006 were outstanding as at March 31, 2009:
(i)
46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $8.54 per share. These warrants are exercisable until one year after the earlier of the completion of the Investment Agreement and October 27, 2009.

(ii)
46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $9.02 per share. These warrants are exercisable until two years after the earlier of the completion of the Investment Agreement and October 27, 2009.

In addition to the share purchase warrants granted to Rio Tinto during 2006, the following were granted to Rio Tinto during 2008 and were outstanding as at March 31, 2009:
(i)
720,203 share purchase warrants with exercise prices of Cdn$3.15 per share. These warrants are exercisable until one year after the earlier of the completion of the Investment Agreement and October 27, 2009.

(ii)
720,203 share purchase warrants with exercise prices of Cdn$3.15 per share. These warrants are exercisable until two years after the earlier of the completion of the Investment Agreement and October 27, 2009.

(c)	Rio Tinto Financing
As part of the credit facility transaction disclosed in Note 8, Rio Tinto received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of US$10.00 per share at any time on or before October 24, 2012. These warrants may be exercised on a basis proportionate to the sum of all amounts drawn down on the facility and interest added to the principal amount of the facility. As at March 31, 2009, 35.0 million share purchase warrants were exercisable.

17

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
11.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three months ended March 31,
	2009	2008

Accumulated OCI at beginning of period
Investments, net of tax of $nil, $nil	$(8,635)	$17,498
Currency translation adjustment, net of tax of $nil, $nil	(18,256)	—
Noncontrolling interests	2,669	—

	$(24,222)	$17,498

Other comprehensive income (loss) for the period:
Changes in fair value of investments	$6,068	$(10,507)
Currency translation adjustments	(1,072)	—
Noncontrolling interests (Note 12)	82	—

Other comprehensive income (loss), before tax	5,078	(10,507)
Income tax recovery (expense) related to OCI	—	—

Other comprehensive income (loss), net of tax	$5,078	$(10,507)

Accumulated OCI at end of period
Investments, net of tax of $nil, $nil	$(2,567)	$6,991
Currency translation adjustment, net of tax of $nil, $nil	(19,328)	—
Noncontrolling interests	2,751	—

	$(19,144)	$6,991

12.	NONCONTROLLING INTERESTS

At March 31, 2009 there were noncontrolling interests in SouthGobi and Ivanhoe Australia.

	Noncontrolling Interests
	SouthGobi	Ivanhoe Australia	Total

Balance, December 31, 2008	$17,623	$3,069	$20,692

Change in noncontrolling interests arising from changes in ownership interests	104	(16)	88
Noncontrolling interests’ share of loss	(1,211)	(825)	(2,036)
Derivative contract (Note 9)	5,320	—	5,320
Purchase Metals division from subsidiary	518	—	518
Noncontrolling interests’ share of other comprehensive loss (Note 11)	—	(82)	(82)

Balance, March 31, 2009	$22,354	$2,146	$24,500

18

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	CASH FLOW INFORMATION

Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended March 31,
	2009	2008

Net loss	$(58,085)	$(65,104)
Income from discontinued operations	(10,698)	(5,971)
Items not involving use of cash
Stock-based compensation	10,676	5,625
Accretion expense	3,465	1,755
Depreciation	1,284	1,293
Accrued interest income	—	(689)
Accrued interest expense	4,711	3,425
Unrealized loss on other long-term investments	1,189	—
Unrealized foreign exchange losses	6,766	1,859
Share of loss of significantly influenced investees	4,778	100
Deferred income taxes	(31)	(8)
Net change in non-cash operating working capital items:
Decrease (increase) in:
Accounts receivable	1,306	(3,337)
Inventories	(766)	104
Prepaid expenses	(412)	(2,427)
Decrease in:
Accounts payable and accrued liabilities	(3,389)	(26,473)

Cash used in operating activities	$(39,206)	$(89,848)

14.	FAIR VALUE ACCOUNTING

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets of liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under FAS 157 are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

19

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	FAIR VALUE ACCOUNTING (Continued)

The following table sets forth the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at March 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Long-term investments	$27,534	$22,001	$5,533	$—
Other long-term investments	20,571	—	—	20,571

	$48,105	$22,001	$5,533	$20,571

The Company’s long-term investments are classified within Level 1 and 2 of the fair value hierarchy as they are valued using quoted market prices of certain investments, as well as quoted prices for similar investments.
The Company’s other long-term investments are classified within Level 3 of the fair value hierarchy and consist of asset backed commercial paper.
The table below sets forth a summary of changes in the fair value of the Company’s Level 3 financial assets (other long-term investments) for the period ended March 31, 2009.

Balance at beginning of period	$22,301
Foreign exchange losses	(541)
Unrealized loss on other long-term investments	(1,189)

Balance at end of period	$20,571

20

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	SEGMENT DISCLOSURES

	Three Months Ended March 31, 2009
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$3,541	$—	$3,541
COST OF SALES
Production and delivery	—	(2,796)	—	(2,796)
Depreciation and depletion	—	(418)	—	(418)

COST OF SALES	—	(3,214)	—	(3,214)

EXPENSES
Exploration	(29,950)	(7,477)	—	(37,427)
General and administrative	—	—	(7,768)	(7,768)
Depreciation	(856)	(4)	(6)	(866)
Mining property care and maintenance	—	—	—	—
Accretion of convertible credit facility	—	—	(3,434)	(3,434)
Accretion of asset retirement obligations	(22)	(9)	—	(31)

TOTAL EXPENSES	(30,828)	(10,704)	(11,208)	(52,740)

OPERATING LOSS	(30,828)	(7,163)	(11,208)	(49,199)

OTHER INCOME (EXPENSES)
Interest income	350	9	393	752
Interest expense	—	—	(4,753)	(4,753)
Foreign exchange (losses) gains	(1,385)	(771)	(7,122)	(9,278)
Listing fees — SouthGobi	—	(235)	—	(235)
Unrealized loss on other long-term investments	—	—	(1,189)	(1,189)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(31,863)	(8,160)	(23,879)	(63,902)
Provision for income taxes	(72)	29	(60)	(103)
Share of loss of significantly influenced investees	(234)	—	(4,544)	(4,778)

NET LOSS FROM CONTINUING OPERATIONS	(32,169)	(8,131)	(28,483)	(68,783)
INCOME FROM DISCONTINUED OPERATIONS	—	—	10,698	10,698

NET LOSS	(32,169)	(8,131)	(17,785)	(58,085)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	825	—	1,211	2,036

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(31,344)	$(8,131)	$(16,574)	$(56,049)

CAPITAL EXPENDITURES	$862	$5,439	$7	$6,308

TOTAL ASSETS	$201,316	$111,694	$391,395	$704,405

During the three months ended March 31, 2009, all of the coal division’s revenue arose from coal sales in Mongolia to two customers. Total revenues by customer were $2.0 million and $1.5 million.

21

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended March 31, 2008
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$—	$—
COST OF SALES
Production and delivery	—	—	—	—
Depreciation and depletion	—	—	—	—

COST OF SALES	—	—	—	—

EXPENSES
Exploration	(48,218)	(9,079)	—	(57,297)
General and administrative	—	—	(6,799)	(6,799)
Depreciation	(1,099)	(36)	(158)	(1,293)
Mining property care and maintenance	—	—	(1,725)	(1,725)
Accretion of convertible credit facility	—	—	(1,588)	(1,588)
Accretion of asset retirement obligations	(67)	—	(100)	(167)

TOTAL EXPENSES	(49,384)	(9,115)	(10,370)	(68,869)

OPERATING LOSS	(49,384)	(9,115)	(10,370)	(68,869)

OTHER INCOME (EXPENSES)
Interest income	17	528	2,365	2,910
Interest expense	—	—	(3,647)	(3,647)
Foreign exchange (losses) gains	(675)	476	(1,141)	(1,340)
Listing fees — SouthGobi	—	—	—	—
Unrealized loss on other long-term investments	—	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(50,042)	(8,111)	(12,793)	(70,946)
Provision for income taxes	12	—	(41)	(29)
Share of loss of significantly influenced investees	—	—	(100)	(100)

NET LOSS FROM CONTINUING OPERATIONS	(50,030)	(8,111)	(12,934)	(71,075)
INCOME FROM DISCONTINUED OPERATIONS	—	—	5,971	5,971

NET LOSS	(50,030)	(8,111)	(6,963)	(65,104)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,476	—	—	1,476

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(48,554)	$(8,111)	$(6,963)	$(63,628)

CAPITAL EXPENDITURES	$25,334	$13,235	$3,146	$41,715

TOTAL ASSETS	$272,595	$106,608	$271,579	$650,782

22

1	Interim Report for the three-month period ended March 31, 2009.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At May 15, 2009, the Company had 378.1 million common shares issued and outstanding and warrants and stock options outstanding for 147.1 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755
INTRODUCTION
This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three-month period ended March 31, 2009, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2008. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 24.
The effective date of this MD&A is May 15, 2009.
OVERVIEW
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE FIRST QUARTER OF 2009
HIGHLIGHTS
•
During Q1’09, Ivanhoe Mines’ 83%-owned subsidiary, Ivanhoe Australia (IVA — ASX), announced the discovery of a high-grade molybdenum and rhenium deposit at its Merlin Project on its Cloncurry tenements in northwestern Queensland. A scoping study of mine development options is underway. Rhenium is used in super-strength aerospace alloys, while molybdenum is mainly used as an alloy in stainless steels and in alloy steels.

•
On April 16, 2009, Ivanhoe Australia made a significant gold-focused investment by purchasing an initial 10% equity stake in Emmerson Resources, with the opportunity to increase this to 19.9%. Ivanhoe Australia also entered into a joint venture covering all of Emmerson’s tenements in the Tennant Creek Mineral Field.

•
Ivanhoe Mines’ 80%-owned subsidiary, SouthGobi Energy Resources (SouthGobi) (SGQ - TSX.V), reported coal sales of $3.5 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 127,000 tonnes of coal sold to customers in China. In another Asian coal venture, SouthGobi is preparing to begin trial shipments to customers in Asia of an initial 30,000 tonnes of high-quality metallurgical coal from the new Mamahak Project in East Kalimantan, Indonesia.

•
In February 2009, Ivanhoe Mines and its strategic partner, Rio Tinto, negotiated a draft Investment Agreement with a new Working Group appointed by the Mongolian Government. An agreement is required to begin construction of the Oyu Tolgoi copper-gold mining complex.

•
The draft Investment Agreement and a companion Shareholders’ Agreement was approved in principle by the Cabinet and the National Security Council and was introduced into the State Great Khural, Mongolia’s national Parliament, in March. The parliamentary review process is continuing.

FINANCIAL RESULTS
In Q1’09, Ivanhoe Mines recorded a net loss of $56.0 million (or $0.15 per share), compared to a net loss of $63.6 million (or $0.17 per share) in Q1’08, representing a decrease of $7.6 million. Results for Q1’09 were mainly affected by $37.4 million in exploration expenses; $7.8 million in general and administrative expenses; $4.8 million in interest expense; and $9.3 million in mainly unrealized foreign exchange losses. These amounts were offset by $10.7 million in income from discontinued operations.
Exploration expense of $37.4 million in Q1’09 decreased $19.9 million from $57.3 million in Q1’08. The exploration expenses included $26.9 million spent in Mongolia ($44.1 million in Q1’08), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $6.1 million incurred by Ivanhoe Australia ($9.5 million in Q1’08).
Ivanhoe Mines’ cash position, on a consolidated basis at March 31, 2009, was $327.1 million. In addition, the Company received an amount of $37.0 million on April 1, 2009 in relation to a contingent payment on its discontinued operation.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INDEX
The MD&A is comprised of the following sections:

1. Selected Quarterly Data

2. Review of Operations

A. Exploration Activities

B. Discontinued Operations

C. Administrative and Other

3. Liquidity and Capital Resources

4. Share Capital

5. Outlook

6. Off-Balance-Sheet Arrangements

7. Contractual Obligations

8. Changes in Accounting Policies

9. Critical Accounting Estimates

10. Recent Accounting Pronouncements

11. International Financial Reporting Standards

12. Risks and Uncertainties

13. Related-Party Transactions

14. Changes in Internal Control over Financial Reporting

15. Qualified Persons

16. Cautionary Statements

17. Forward-Looking Statements

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA
($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2009	2008	2008	2008
Revenue	$3.5	$3.1	$0.0	$0.0
Exploration expenses	(37.4)	(76.0)	(59.7)	(67.3)
General and administrative	(7.8)	(8.1)	(5.1)	(7.5)
Foreign exchange (losses) gains	(9.3)	(40.6)	(20.0)	(1.0)
Writedown of other long-term investments	—	(18.0)	—	—
Gain on sale of long-term investments	—	—	—	201.4
Net (loss) income from continuing operations	(66.7)	(168.1)	(98.7)	118.3
Income from discontinued operations	10.7	8.1	10.7	9.2
Net (loss) income	(56.0)	(160.0)	(88.0)	127.5

Net (loss) income per share — basic
Continuing operations	$(0.18)	$(0.45)	$(0.26)	$0.32
Discontinued operations	$0.03	$0.02	$0.03	$0.02
Total	$(0.15)	$(0.43)	$(0.23)	$0.34

Net (loss) income per share — diluted
Continuing operations	$(0.18)	$(0.45)	$(0.26)	$0.29
Discontinued operations	$0.03	$0.02	$0.03	$0.02
Total	$(0.15)	$(0.43)	$(0.23)	$0.31

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2008	2007	2007	2007
Revenue	$0.0	$0.0	$0.0	$0.0
Exploration expenses	(57.3)	(96.6)	(74.8)	(79.1)
General and administrative	(6.8)	(9.0)	(7.0)	(5.9)
Foreign exchange (losses) gains	(1.3)	2.3	2.1	6.7
Writedown of other long-term investments	—	(24.5)	—	—
Gain on sale of long-term investments	—	—	—	—
Net (loss) income from continuing operations	(69.6)	(265.5)	(90.0)	(78.7)
Income from discontinued operations	6.0	11.9	6.8	4.6
Net (loss) income	(63.6)	(253.6)	(83.1)	(74.2)

Net (loss) income per share — basic
Continuing operations	$(0.19)	$(0.71)	$(0.24)	$(0.21)
Discontinued operations	$0.02	$0.04	$0.02	$0.01
Total	$(0.17)	$(0.67)	$(0.22)	$(0.20)

Net (loss) income per share — diluted
Continuing operations	$(0.19)	$(0.71)	$(0.24)	$(0.21)
Discontinued operations	$0.02	$0.04	$0.02	$0.01
Total	$(0.17)	$(0.67)	$(0.22)	$(0.20)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is an international mining company with operations in Central Asia and the Asia Pacific region. Principal assets include:
•	Ivanhoe Mines’ 100%-owned Oyu Tolgoi Copper and Gold Project in southern Mongolia.

•
Ivanhoe Mines’ 80% stake in SouthGobi, which is producing and selling coal from its Ovoot Tolgoi Mine in southern Mongolia to customers in China and has ongoing exploration and development programs at several other Mongolian and Indonesian coal prospects.

•
Ivanhoe Mines’ 83% stake in Ivanhoe Australia, which is exploring its Cloncurry Iron-Oxide-Copper-Gold (IOCG) Project in Queensland and has entered into a joint venture on exploration tenements in the Tennant Creek Mineral Field in Australia’s Northern Territory.

•	Ivanhoe Mines’ 49% interest in Altynalmas Gold, which owns the Bakyrchik and Bolshevik Gold Projects in Kazakhstan.
Ivanhoe Mines is primarily engaged in exploration activities, although a major portion of its expenditures relate directly to development work at its Oyu Tolgoi Project. Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period. Ivanhoe Mines expects to commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
In Q1’09, Ivanhoe Mines recorded a net loss of $56.0 million (or $0.15 per share), compared to a net loss of $63.6 million (or $0.17 per share) in Q1’08, representing a decrease of $7.6 million. Results for Q1’09 were mainly affected by $37.4 million in exploration expenses; $7.8 million in general and administrative expenses; $4.8 million in interest expense; and $9.3 million in mainly unrealized foreign exchange losses. These amounts were offset by $10.7 million in income from discontinued operations.
Exploration expense of $37.4 million in Q1’09 decreased $19.9 million from $57.3 million in Q1’08. The exploration expenses included $26.9 million spent in Mongolia ($44.1 million in Q1’08), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $6.1 million incurred by Ivanhoe Australia ($9.5 million in Q1’08).
Ivanhoe Mines’ cash position, on a consolidated basis at March 31, 2009, was $327.1 million.
Ivanhoe Mines, like other companies, is monitoring the developments in capital markets that have added new conditions and restraints on access to debt and equity financing. Ivanhoe Mines is prepared to reconsider its projected pre-construction spending on the Oyu Tolgoi Project and if, necessary, act decisively to further curtail spending if sufficient progress is not made toward the timely conclusion of an Investment Agreement with the Mongolian Government.
Ivanhoe Mines remains focused on the completion of an Investment Agreement that is necessary to begin construction of the Oyu Tolgoi Project. In February 2009, Ivanhoe Mines and its strategic partner, Rio Tinto, negotiated a draft Investment Agreement with a new Working Group appointed by the Mongolian Government. The draft Investment Agreement was approved in principle by the Cabinet and the National Security Council and was introduced into the State Great Khural, Mongolia’s national Parliament, in March 2009.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
A. EXPLORATION ACTIVITIES
In Q1’09, Ivanhoe Mines expensed $37.4 million in exploration and development activities, compared to $57.3 million in Q1’08. In Q1’09, Ivanhoe Mines’ exploration activities were largely focused in Mongolia and Australia.
Summary of exploration and development expenditures by location:
(Stated in $000’s of U.S. dollars)

	Three Months ended March 31,
	2009	2008
Mongolia
Oyu Tolgoi	$22,611	$36,982
Coal Division	4,115	3,561
Other Mongolia Exploration	159	3,511

	26,885	44,054
Australia	6,081	9,502
Indonesia	4,039	3,059
Other	422	682

	$37,427	$57,297

MONGOLIA
OYU TOLGOI COPPER-GOLD PROJECT
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of copper, gold and molybdenum contained in a porphyry system that has been established to date along a structural corridor that extends over 20 kilometres. Mineral resources have been identified in a series of deposits along this corridor, including the Southern Oyu group of deposits, the Hugo Dummett Deposit and the Heruga Deposit. In March 2008, an updated Oyu Tolgoi Technical Report prepared by GRD Minproc Limited was released. This estimate can be found in the 2008 Annual Information Form on www.sedar.com.
In Q1’09, Ivanhoe Mines incurred exploration expenses of $22.6 million at Oyu Tolgoi compared to the $37.0 million incurred in Q1’08. The $22.6 million included a significant portion of expenditures related directly to development work. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Oyu Tolgoi awaiting an approved Investment Agreement
For several years now, the completion of an acceptable Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi Project has been a priority for Ivanhoe Mines.
Mongolian law provides for the completion of Investment Agreements to establish long-term stability of taxation and other fiscal policies and assurances regarding the operational environment necessary for new mine developments. An Investment Agreement for Oyu Tolgoi requires the approval of the State Great Khural, which is Mongolia’s national Parliament.
An initial draft Investment Agreement was negotiated by Ivanhoe Mines and its strategic partner, Rio Tinto, with a Working Group appointed by the Government of Mongolia. The Government approved the draft of the Investment Agreement for presentation to Parliament and forwarded to Parliament in July 2007. While this draft agreement was reviewed by a Parliamentary standing committee in late 2007, it subsequently was withdrawn by Prime Minister S. Bayar in December 2007, ahead of the June 2008 national general election, for review and evaluation by an independent international expert.
Although the governing Mongolian People’s Revolutionary Party (MPRP) won a clear majority in the June 2008 election, gaining more than 60% of the 76 seats in Parliament, it agreed to establish a coalition government with the opposition Democratic Party (DP). The MPRP holds 60% of the coalition’s cabinet seats and 40% are held by DP members. An action plan adopted by the coalition government assigned a high priority to ensuring that large, strategic mineral deposits, including the Oyu Tolgoi Project, are promptly put into economic production.
In January 2009, Ivanhoe Mines and Rio Tinto re-started negotiations with a newly formed Government Working Group for a competitive Investment Agreement that would recognize the realities of the current international investment and commodities environment and the economic benefits inherent in the development of the Oyu Tolgoi Project.
In late February 2009, the negotiators reached agreement on an acceptable draft Investment Agreement and a companion Shareholders’ Agreement. The draft agreements were reviewed and approved in principle by the Cabinet and the National Security Council. Following the completion of negotiations, each page of the draft Investment Agreement was initialled by representatives of both the Mongolian Cabinet and Ivanhoe Mines Mongolia Inc. LLC before the document was presented to Parliament in March as part of the final approval process.
The parliamentary review process has continued into May. Parliament’s Economic Standing Committee has completed its detailed consideration of the provisions of the draft Investment Agreement and the Shareholders’ Agreement, and negotiations with the Oyu Tolgoi Project’s investors are continuing.
Ivanhoe Mines and Rio Tinto remain prepared to complete an Investment Agreement with the Government that is equitable and fair for both sides. The companies also are continuing to assess the implications for the Oyu Tolgoi Project and its development schedule as a result of the delays in approval of the Investment Agreement and Shareholders’ Agreement that have been experienced in Mongolia, the sharp declines in certain commodity prices and continuing uncertainty in international financial markets.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Engineering and development advancing in readiness for mine construction
During Q1’09, the engineering and development team remained focused on maintaining the Oyu Tolgoi Project in a position to commence construction once an Investment Agreement is finalized.
There was limited underground work at site during Q1’09. The main activity was preparation for the first ventilation raise (a vertical connection from underground to surface), to supply fresh air from surface to the underground workings. Other site work was focused on maintaining facilities and supporting the limited underground and exploration activities.
Ivanhoe Mines has continued to advance mine planning, engineering and will prepare an update to the Oyu Tolgoi Project’s Integrated Development Plan once an acceptable Investment Agreement has been negotiated with the Government of Mongolia and approved by all parties — including the Board of Directors of Ivanhoe Mines.
Oyu Tolgoi Exploration
Oyu Tolgoi exploration now concentrated on the area between Southwest Oyu and Heruga
During Q1’09, Ivanhoe Mines completed 4,238 metres of drilling on the Oyu Tolgoi project, entirely in the area between Southwest Oyu and Heruga, within Ivanhoe Mines’ 100%-owned Oyu Tolgoi Mining Licence. Two up-dip daughter holes were completed above hole OTD1487A, which intersected zones of Southwest Oyu-style, high-grade copper and gold mineralization over a distance of 369.3 metres from 1,968 metres grading 0.83 g/t gold, 0.53% copper, and 64 ppm molybdenum (1.09% copper equivalent). The two daughter holes, 300 metres and 500 metres vertically above the zone, targeted a vertically-oriented induced polarization (IP) feature thought to be related to the mineralization. The holes passed through a major vertical fault and into younger rocks without intersecting porphyry-style mineralization. Another hole, OTD1492, drilled 400 metres to the northeast and targeting the same IP feature, also passed through the same fault without intersecting any significant mineralization.
Drilling in Q1’09 has shown that a major fault, comparable to the west Bat Fault at the Hugo Dummett Deposit is present in the area between Southwest Oyu and Heruga. Further exploration will focus on the eastern side of this fault, where uplifted slices of mineralization might be present, similar to the Hugo Dummett Deposit. Currently, OTD1493, a vertical hole drilled from the collar of OTD1492 and some 600 metres east of the vertical fault, has intersected Devonian carbonaceous siltstone from 760 metres subsurface to the current depth of 960 metres. This unit always lies 100 to 200 metres above mineralization and therefore the top of mineralization might be expected at around 1,100 metres in this hole.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
MONGOLIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (80% owned)
SouthGobi’s Ovoot Tolgoi coal mine in production
SouthGobi is producing and selling coal at its Ovoot Tolgoi Project in southern Mongolia’s Gobi region 45 kilometres north of Mongolia’s border with China.
SouthGobi recognized revenue of $3.5 million in Q1’09, representing approximately 127,000 tonnes of coal sold at an average realized price at the mine gate of approximately $29 per tonne.
SouthGobi’s Q1’09 sales were impacted by difficulties expediting the movement of its coal shipments across the Mongolia-China border due to sporadic openings at the Ceke crossing. The border crossing operated only five days a week, on dayshift, during January and February this year, greatly limiting the volume of coal that SouthGobi was able to sell to customers in China. As a result, SouthGobi curtailed production to a dayshift in January 2009. This was followed by a mine shut down February 24, although crews continued loading stockpiled coal into customer’s trucks. In March 2009, the border point began operating eight hours a day, seven days a week, which enabled the shipment of more than 115,000 tonnes of coal during the month. SouthGobi expects to be in a position to resume mining operations at Ovoot Tolgoi in the near future if the border crossing maintains its current openings. SouthGobi is in talks with the Mongolian Government to keep the border open 24 hours a day year round.
SouthGobi recorded cost of sales of $3.2 million in Q1’09, comprised of the cost of the product sold, mine administration costs, equipment depreciation and depletion of stripping costs. Total cash costs per tonne of product sold in Q1’09 were $18.51 compared to $14.09 in Q4’08. The increase was due to operational costs of approximately $4.00 per tonne that were expensed in Q1’09 due to the mine being shut down in February 2009. During Q1’09, the total waste mined was 344,850 Bank Cubic Meters (BCM) and the total coal mined was 157,115 tonnes at a strip ratio of approximately 2.19 BCM waste per tonne of saleable coal. Of the total coal mined, approximately 47,000 tonnes were oxidized steam coal and 110,000 tonnes were premium coal.
During Q1’09, work continued on construction activities for the employees’ camp and permanent shop facility, which are scheduled for completion in mid-2009. Concrete surfacing of the mine’s airstrip was completed and final permitting was received.
In 2008, SouthGobi ordered a second fleet of coal-mining equipment to expand Ovoot Tolgoi’s production capacity. The fleet, scheduled to be commissioned in September 2009, consists of a Liebherr 966 hydraulic excavator (34-cubic-metre capacity) and four Terex MNT4400 trucks (260-tonne capacity).

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SouthGobi has appointed Norwest, a major international engineering firm, to complete a new Technical Report for the Ovoot Tolgoi project incorporating data obtained from drilling completed up to the end of 2008. The report is expected to be completed later in 2009.
INDONESIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (80% owned)
SouthGobi stockpiling test shipments at Mamahak Coal Project, Indonesia
In January 2009, SouthGobi announced that a location permit was received, allowing the commencement of surface coal extraction at its Mamahak Project in East Kalimantan, Indonesia. SouthGobi has an 85% working interest in Mamahak, with provisions to increase its interest to 100%.
During Q1’09, SouthGobi received a series of results from its coal-sampling programs at Mamahak. The results suggest the coal is of a premium quality and has some unique characteristics, including high fluidity, that make it suitable for coking processes. The results prompted SouthGobi to continue development at the site. The coal-extraction infrastructure, including a 34-kilometre haul road to the Mahahkam River, and barge load-out are being completed. SouthGobi is preparing to begin trial shipments to customers in Asia of an initial 30,000 tonnes of high-quality metallurgical coal from the Mamahak Project. SouthGobi has engaged two mining contractors that have significant experience in operations similar to Mamahak.
AUSTRALIA
IVANHOE AUSTRALIA (83% owned)
Ivanhoe Australia incurred exploration expenses of $6.1 million in Q1’09, compared to $9.5 million in Q1’08. The decrease of $3.4 million was largely due to steps taken by Ivanhoe Australia in Q4’08 to significantly reduce expenditures by focusing on its key projects and decreasing its greenfields exploration.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Mount Elliott, Mount Dore, Starra Line and the new Merlin molybdenum and rhenium project in the Mount Dore mining leases. During Q1’09, work focused on drilling of the Merlin Project’s northern extensions as well as limited infill drilling on Mount Elliot and extensional drilling on the Mount Dore sulphides.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Scoping Study this year of mining and processing options for Merlin Molybdenum and Rhenium Project Discovery
The Merlin Deposit is a clearly defined, high-grade body of molybdenum (Mo) and rhenium (Re) sulphide mineralization starting at a depth of about 100 metres and extending down-dip for over 400 metres.
The Merlin discovery now has been tested by 100 drill holes; assay results are available for 83 of these holes. Visual estimates from core logging extend the molybdenum mineralization at least 400 metres north of the previous limit of drilling.
Two sub-zones now are recognized within the Merlin mineralization: a molybdenum and rhenium-rich footwall zone, or lower zone, and an upper hangingwall zone that contains more copper and zinc, along with molybdenum and rhenium.
At depth, this hangingwall zone becomes more copper- and zinc-dominant and the molybdenum grades decrease. The exact nature of this rapid change from molybdenite to chalcopyrite-sphalerite is still unclear; holes are being drilled to test the transition zone and provide a robust limit to the Merlin zone down-dip to the east.
The current strike length of the zone, for which results are available, is over 500 metres; however, mineralization has been found over a strike length of 900 metres in step-out holes. Drilling is continuing to the north on 100-metre step-out traverses. Infill drilling is required to extend the footwall zone to the south, where the drill spacing remains broad, and to infill the high-grade zone of the footwall zone down dip. This area contains the highest grade and thickest mineralization drilled to date.
Preliminary project studies for evaluating the development options are progressing, with the mining, processing and marketing aspects advanced to a higher level of detail. Given the high value of rhenium in the deposit, a critical area of metallurgical study is required to evaluate options for further processing of the molybdenum sulphide concentrate to allow high rhenium recovery. A Scoping Study for the Merlin Project is expected to be completed during Q2’09.
Mount Elliott Project
The Mount Elliott project hosts three principal zones of copper-gold mineralization: Mount Elliott, Swan and Swell. Mineralization primarily is hosted in banded and brecciated calc-silicates and is associated with albite-pyroxene-magnetite-chalcopyrite-pyrite alteration.
Drilling was scaled back at Mount Elliott as the focus shifted to the Merlin Project at Mount Dore. However, as floods prevented access to Merlin sites, one drill rig was relocated to Mount Elliott to continue to explore for a link between the Mount Elliott, Swell and Swan zones at depth.
The results received during Q1’09 highlight the strong east-west axis of the higher-grade Swan mineralization and now have connected the Swan and Swell bodies just west of the Mount Elliott mine. The Swan zone now appears to be rolling under the Mount Elliott mine into untested areas.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Regional Exploration
Ivanhoe Australia holds 15 Exploration Permits for Minerals (EPMs) and 20 Mining Leases for a total of 1,663 square kilometres, in the Cloncurry area. Ivanhoe Australia also has six EPM applications in process, covering 757 square kilometres.
Regional exploration in Q1’09 included reviews of 2008 data and preparation for 2009’s drill programs, with exploration drilling commencing in April after the wet season. Limited fieldwork was carried out on Metal Ridge and Lanham’s Shaft. Assay results from 2008 drilling at the Lanham’s Shaft prospect confirm strong molybdenum and rhenium, as well as significant copper, gold, cobalt and uranium.
Gold exposure increased with Emmerson Resources Shareholding and Joint Venture Agreement
In April 2009, Ivanhoe Australia purchased an initial 10% equity stake in Emmerson Resources (Emmerson) for approximately A$2.9 million, with the opportunity to increase this to 19.9% with an additional investment of A$5.6 million. Ivanhoe Australia also entered into a joint-venture agreement covering all of Emmerson’s tenements in the Tennant Creek Mineral Field (TCMF), in Australia’s Northern Territory. Ivanhoe Australia is required to spend A$18 million over three years to earn a 51% equity interest, which could increase to 70% in particular projects if certain Mineral Resource thresholds are met.
Emmerson is an Australian mineral exploration company listed on the Australian Stock Exchange. Emmerson’s tenements in the TCMF cover approximately 2,700 square kilometres in the centre of the Northern Territory.
KAZAKHSTAN
ALTYNALMAS GOLD (49% owned)
Work on feasibility study to begin this year
Altynalmas Gold’s principal assets are the Bakyrchik Gold Project and the Bolshevik Project which are located on the highly prospective Kyzyl Shear in Kazakhstan.
Subject to its Board’s approval, Altynalmas Gold plans to undertake a 40,000-metre delineation drilling program between June 2009 and January 2010. In parallel with this exploration program, Altynalmas Gold intends to prepare a feasibility study scheduled for completion in February 2011.
Construction of a 100,000-tonne-per-year rotary kiln (Pilot Roaster) began in September 2007 and was completed in December 2008. The purpose of the Pilot Roaster plant is to assess the viability of roasting, using a rotary kiln as outlined in the work program approved by Kazakhstan’s Ministry of Energy and Mineral Resources. On April 18, 2009, a decision was made to shut down the Pilot Roaster until further modifications to the ore preparation and rotary kiln are made at a capital cost of approximately $0.5 million. The Pilot Roaster has not achieved the designed gold recoveries due to poor oxidation of carbon and sulphides. The Pilot Roaster has a single oxidative roasting process, which explains the unsatisfactory relative performance of the facility.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Laboratory bench-scale, fluid-bed-roasting tests recently completed show that high gold recoveries can be achieved for a whole-ore roast with a reducing first stage, followed by a highly oxidizing second stage. This will be the basis of the feasibility study for the commercial process that is planned for Altynalmas Gold’s operations.
CHINA
Exploration continues in Northern China, focusing on high-quality projects for acquisition
Reconnaissance field exploration was re-initiated in late March 2009, focused on Hebei province. The program involves systematic field traversing, rock-chip and channel sampling of all known occurrences and deposits identified that may be of interest through Ivanhoe Mines’ data compilation reviews. Numerous gold, gold-silver, base metal, copper and nickel-chromium-PGM targets are being assessed. Further re-assessments of previously compiled field data also are being completed for work performed in Inner Mongolia during Ivanhoe Mines’ 2007 and 2008 field seasons. The goal of this program is to identify high-quality, semi-advanced and grass-roots projects for acquisition through licence-bidding applications over unlicenced targets and joint-venture formation with, or direct purchase from, the existing licence holders.
B. DISCONTINUED OPERATIONS
In February 2005, the Company sold its Savage River mining operations in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006.
The first contingent annual payment of $28.2 million was received by Ivanhoe Mines in 2006, the second contingent annual payment of $20.3 million was received in 2007 and the third contingent annual payment of $29.2 million was received in 2008.
On April 1, 2009, Ivanhoe Mines received an amount of $37.0 million in relation to the fourth annual contingent payment and a further $1.7 million is expected to be received in Q2’09. The total amount of $38.7 million is included in accounts receivable at March 31, 2009.
To date, Ivanhoe Mines has received $136.2 million in proceeds from the sale of Savage River.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
C. ADMINISTRATIVE AND OTHER
General and administrative costs. Administrative costs in Q1’09 of $7.8 million were consistent with Q1’08 ($6.8 million).
Interest income. Interest income in Q1’09 of $0.8 million was $2.1 million less than Q1’08 ($2.9 million) primarily due to significantly lower interest rates being achieved in 2009.
Interest expense. The $4.8 million in interest expense for Q1’09 consisted mainly of $4.7 million of accrued interest on the convertible credit facility with Rio Tinto. This amount increased from Q1’08 ($3.4 million) mainly due to a higher average loan balance in Q1’09 since the loan was fully drawn down.
Foreign exchange loss. The $9.3 million foreign exchange loss during Q1’09 was mainly attributable to the weakening of the Canadian and Australian dollars against the U.S. dollar during the quarter. The majority of this foreign exchange loss ($6.8 million) was unrealized at March 31, 2009.
Share of loss on significantly influenced investees. The $4.8 million share of loss on significant influenced investees in Q1’09 represents Ivanhoe Mines’ share of Exco’s and Altynalmas’ net loss.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Operating activities. The $39.2 million of cash used in operating activities from continuing operations in Q1’09 primarily was the result of $30.6 million in cash exploration expenditures and a $3.3 million change in non-cash operating working capital.
Investing activities. The $10.8 million of cash used in investing activities in Q1’09 included $6.3 million used in property, plant and equipment purchases mainly relating to Ovoot Tolgoi, $4.1 million advanced to Altynalmas Gold and $0.3 million incurred purchasing additional shares in Ivanhoe Australia, Ivanhoe Nickel and Platinum (Ivanplats) and Exco Resources.
Financing activities. The $0.3 million in cash provided by financing activities was attributable to $0.1 million received from the employee share-purchase plan and $0.2 million from noncontrolling interests’ investments in subsidiaries.
Liquidity and Capital Resources
Recent developments in capital markets have restricted access to debt and equity financing for many companies. As a result, the Company continues to review its 2009 capital spending requirements and will be adjusting those spending requirements in light of the Investment Agreement negotiations in Mongolia. The Company also is assessing its options for financing future capital expenditures and is monitoring prevailing conditions in international credit markets.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
At March 31, 2009, consolidated working capital was $360.4 million, including cash and cash equivalents of $327.1 million, compared with working capital of $402.0 million and cash and cash equivalents of $384.1 million at December 31, 2008. Included in the March 31, 2009, cash and cash equivalents balance of $327.1 million was $3.4 million of SouthGobi’s cash and cash equivalents and $34.8 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use. Based on Ivanhoe Mines’ financial position at March 31, 2009, Ivanhoe Mines believes that its existing funds should be sufficient to fund its minimum obligations, including general corporate activities, for at least the next 12 months.
Should Ivanhoe Mines be unable to negotiate an Investment Agreement that is acceptable to Rio Tinto, with the result that Rio Tinto elects not to proceed with the second tranche private placement, Ivanhoe Mines may delay, postpone or curtail certain of its planned activities for 2009 and thereafter. Ivanhoe Mines will continue to assess the need for project financing relating to the development of power and other infrastructure-related activities in association with the Oyu Tolgoi Project. See “Outlook” for further details.
Asset-Backed Commercial Paper
As at December 31, 2008, the Company held $60.2 million principal amount of non-bank-sponsored Asset-Backed Commercial Paper (Montreal Proposal ABCP), which was recorded at a fair value of $22.3 million. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Restructuring Committee (the Committee) under the Companies’ Creditors Arrangement for the restructuring of the Montreal Proposal ABCP.
On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received $60.2 million of long-term investments (the Long-Term Notes) consisting of:
•	$22.7 million of MAV2 Class A-1 Notes;

•	$22.7 million of MAV2 Class A-2 Notes;

•	$4.1 million of MAV2 Class B Notes;

•	$1.5 million of MAV2 Class C Notes;

•	$1.3 million of MAV2 IA Class 1 Notes;

•	$1.0 million of MAV2 IA Class 2 Notes;

•	$0.9 million of MAV2 IA Class 3 Notes;

•	$1.2 million of MAV2 IA Class 13 Notes;

•	$1.6 million of MAV3 TA Class 14 Notes; and

•	$3.2 million of MAV3 TA Class 25 Notes.
As at March 31, 2009, the Company held $58.6 million of the Long-Term Notes. The decrease from December 2008 in principal of $1.6 million was due to the weakening of the Canadian dollar. There currently are no market quotations available for Long-Term Notes. The Company has designated the notes as held-for-trading. The notes are recorded at fair value with unrealized holding gains and losses included in earnings.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.
The Company has used a discounted cash flow approach to value the Long-Term Notes at March 31, 2009 incorporating the following assumptions:

Bankers Acceptance Rate:	0.52%
Discount Rates:	9% to 25%
Maturity Dates:	7.7 years
Expected Return of Principal:
A-1 Notes	100%
A-2 Notes	100%
B Notes	10%
C Notes	0%
IA Notes	0%
TA Notes	100%
Based on the discounted cash-flow model as at March 31, 2009, the fair value of the Company’s Long-Term Notes was estimated at $20.6 million. As a result of this valuation, the Company recorded an unrealized trading loss of $1.2 million in Q1’09.
Continuing uncertainties regarding the value of the assets that underlie the notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the long-term notes by approximately $1.4 million.
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, other current assets, long-term investments, other long-term investments, accounts payable and amounts due under credit facilities.
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the convertible credit facility and amounts due under credit facilities. Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.
SHARE CAPITAL
At May 15, 2009, the Company had a total of:
•	378.1 million common shares outstanding.

•
18.6 million incentive stock options outstanding, with a weighted average exercise price of C$7.96 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$16.79 per share.

•
92.1 million share purchase warrants outstanding granted to Rio Tinto, with exercise prices ranging between US$8.38 and US$9.02 per share (Series A and B warrants). These warrants are exercisable until two years after the earlier of completion of the Investment Agreement and October 27, 2009.

•
35.0 million Series C share purchase warrants outstanding granted to Rio Tinto as part of the $350.0 million credit facility agreement, with an exercise price of US$10.00 per share. These warrants are exercisable until October 24, 2012.

•
1.4 million share purchase warrants with an exercise price of C$3.15 per share. These warrants were granted to Rio Tinto under certain anti-dilution provisions in the 2006 Private Placement Agreement (Anti-Dilution warrants). These warrants are divided into two series and have lives identical to the Series A warrants and B warrants.

OUTLOOK
The information below is in addition to the disclosure concerning specific operations included in the Review of Operations section of this MD&A.
General Economic Conditions
There has been a recent improvement in credit markets and global economic conditions. However, there continues to be significant volatility in exchange-traded commodity prices, including precious and base metal prices. As a result, it is difficult to forecast metal prices and demand trends for products that Ivanhoe Mines expects to produce from its operations. Notwithstanding the improvement in credit market conditions, the cost of obtaining capital has increased and there continues to be a limited availability of funds. Accordingly, management is reviewing the effects of the current conditions on Ivanhoe Mines’ business.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Exchange rates
The Company holds a portion of its cash resources in currencies other than the US$. The Company expects to incur future expenditures in currencies other than the US$, most notably Canadian and Australian dollar expenditures. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly given the recent volatility in foreign exchange rates.
Capital Expenditures
Ivanhoe Mines continues to review its capital spending in light of current market conditions and its expectation of achieving an acceptable Investment Agreement in 2009 for the Oyu Tolgoi Project.
The Company continues to focus major efforts on finalizing an acceptable Investment Agreement with the Government of Mongolia. Ivanhoe Mines has continued to advance mine planning, engineering and reconstruction work and will prepare an update to the 2005 Integrated Development Plan (IDP05) once an acceptable Investment Agreement with the Government of Mongolia has been approved by the national Parliament.
An agreement was executed with Rio Tinto in 2008 that provided for the purchase by Rio Tinto of certain project equipment already purchased by Ivanhoe Mines and the funding of future equipment purchases while Ivanhoe Mines and Rio Tinto continue to engage the Government of Mongolia in discussions toward an acceptable Investment Agreement. In aggregate, Ivanhoe Mines received approximately $121.5 million in 2008 from the sale of the equipment to Rio Tinto. In addition, Rio Tinto can require Ivanhoe Mines to repurchase the equipment that has been sold to Rio Tinto — and any other equipment purchased by Rio Tinto as part of this agreement — once an acceptable Investment Agreement is reached with the Government of Mongolia. Ivanhoe Mines also has a right of first refusal to repurchase the equipment if Rio Tinto deems it appropriate to use the equipment elsewhere.
Should Ivanhoe Mines be unable to, or decide not to, reacquire long-lead-time equipment that has been purchased or committed to, the draft updated IDP will need to be modified to reflect the corresponding changes to the mine plan and the impact on the Oyu Tolgoi Project economics.
Other information
The Company is actively involved in advancing several other projects. These activities are expected to continue through 2009, with a focus on subsidiary SouthGobi and its mining of coal; subsidiary Ivanhoe Australia and its activities on its Cloncurry tenements and Tennant Creek joint-venture; and Altynalmas Gold, which is planning to modify the ore preparation and rotary kiln at the Bakyrchik Mine. At the present time, SouthGobi (with the $30.0 million credit facility from Ivanhoe Mines) and Ivanhoe Australia have sufficient funds to advance their operations and development plans for 2009. Altynalmas Gold is reviewing its operating plans to determine the amount of funding that it will require from its shareholders, of which Ivanhoe Mines owns 49%.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
OFF-BALANCE-SHEET ARRANGEMENTS
During the quarter ended March 31, 2009, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.
CONTRACTUAL OBLIGATIONS
As at March 31, 2009, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2008.
CHANGES IN ACCOUNTING POLICIES
On January 1, 2009, the Company adopted the provisions of the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. SFAS 141(R) promotes greater use of fair values in financial reporting. Some of the changes will introduce more volatility into earnings. The adoption of SFAS 141(R) had no impact on the Company’s consolidated financial position or results of operations.
On January 1, 2009, the Company adopted the provisions of the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards pertaining to (i) the nature and classification of the noncontrolling interest in the Consolidated Statement of Financial Position, (ii) attributing net income and comprehensive income to the parent and the noncontrolling interest, (iii) changes in a parent’s ownership interest in a subsidiary, and (iv) deconsolidation of a subsidiary. Except for presentation changes, the adoption of SFAS 160 had no impact on the Company’s consolidated financial position, results of operations or cash flows.
On January 1, 2009, the Company prospectively adopted the provisions of the Emerging Issues Task Force (“EITF”) consensus on Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 provides guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares, and accounting for a change in an investment from the equity method to the cost method. The adoption of EITF 08-6 had no impact on the Company’s consolidated financial position or results of operations.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
On January 1, 2009, the Company adopted the provisions of EITF 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary” (“EITF 08-8”). EITF 08-8 states that a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is not precluded from qualifying for the first part of the scope exception in paragraph 11(a) of FAS 133, “Accounting for Derivative Instruments and Hedging Activities” or from being within the scope of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The adoption of EITF 08-8 resulted in the reclassification of the fair value of the derivative contract to noncontrolling interest on January 1, 2009 and any subsequent changes to the fair value of the derivative contract will no longer be recorded through earnings.
On January 1, 2009, the Company adopted the provisions the FASB issued FASB Staff Position (“FSP”) No. APB 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14-1. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. The adoption of FSP APB 14-1 had no impact on the Company’s consolidated financial position or results of operations.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2008.
RECENT ACCOUNTING PRONOUNCEMENTS
In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which provides additional guidance on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate when a transaction is not orderly. FSP No. FAS 157-4 is effective for interim and annual reporting periods ending on or after June 15, 2009, and shall be applied prospectively. The Company is currently assessing the impact that FSP No. FAS 157-4 may have on its financial position, results of operations, and cash flows.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Excluding the above, there were no recently issued United States accounting pronouncements other than those the Company previously disclosed in it MD&A for the year ended December 31, 2008.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The CSA Staff issued Staff Notice 52-321 “Early adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB” on June 27, 2008 which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, Ivanhoe Mines is not required to convert to IFRS effective January 1, 2011. On August 27, 2008, the SEC issued a proposal which would require SEC registrants to issue their financial statement under IFRS beginning in 2014, 2015 or 2016 depending on the size of the issuer. Ivanhoe Mines is currently assessing the costs/benefits of its two options being (1) a potential conversion consistent with other Canadian issuers; or (2) a potential conversion consistent with other SEC registrants.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2008.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
RELATED-PARTY TRANSACTIONS
The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. For further details regarding the nature and relationship of these related party expenditures please refer to the MD&A for the year ended December 31, 2008.
(Stated in $000’s of U.S. dollars)

	Three Months Ended March 31,
	2009	2008
Global Mining Management Corporation (a)	$1,725	$1,504
Ivanhoe Capital Aviation LLC (b)	1,485	960
Fognani & Faught, PLLC (c)	208	168
Rio Tinto plc (d)	1,756	883
Ivanhoe Capital Services Ltd. (e)	158	48

	$5,332	$3,563

	Three Months Ended March 31,
	2009	2008
Exploration	$1,756	$883
Legal	208	168
Office and administrative	474	571
Salaries and benefits	1,409	981
Travel (including aircraft rental)	1,485	960

	$5,332	$3,563

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at March 31, 2009, included $0.1 million and $4.4 million, respectively (December 31, 2008 — $0.1 million and $3.2 million, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.
(a)
Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

(b)	Ivanhoe Capital Aviation LLC (Aviation) is a private company 100% owned by the Company’s Chairman. Aviation operates an aircraft which is rented by the Company on a cost-recovery basis.
(c)	An officer of a subsidiary of Ivanhoe Mines is associated with Fognani & Faught, PLLC, a legal firm which provides legal services to Ivanhoe Mines.
(d)	Rio Tinto owns 9.9% of Ivanhoe Mines. Rio Tinto provides engineering related services for the Oyu Tolgoi Project on a cost-recovery basis.
(e)	Ivanhoe Capital Services Ltd. (ICS) is a private company 100% owned by the Company’s Chairman. ICS provides management services out of Singapore on a cost-recovery basis.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
During February 2009, Ivanhoe Mines purchased 200,000 common shares of Ivanplats for consideration of $120,000 (Cdn$150,000). Ivanplats is a private company and is related to Ivanhoe Mines by certain directors in common. Ivanhoe Mines currently owns approximately 7.0% of Ivanplats on a fully diluted basis.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended March 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the “qualified persons” (as that term is defined in NI 43-101) listed below:

Project	Qualified Person	Relationship to Ivanhoe Mines
Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2008, and other continuous disclosure documents filed by the Company since January 1, 2009, at www.sedar.com.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the anticipated future production for the Ovoot Tolgoi Coal Mine; the potential improvement of the export conditions at the Ceke border between Mongolia and China and the completion of a Technical Report on the Ovoot Tolgoi Coal Mine; the shipment of 30,000 tonnes of coal from the Mamahak Project in East Kalimantan, Indonesia for testing; the completion of a Scoping Study for the Merlin Project; the potential of plans to make non-core projects self-funding, and other statements that are not historical facts.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Form 52-109F1
Certification of interim filings – full certificate
I, John Macken, President and Chief Executive Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended March 31, 2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 15, 2009

“John Macken” John Macken
President and Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F1
Certification of interim filings – full certificate
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended March 31, 2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 15, 2009.

“Tony Giardini” Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 15, 2009	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary